FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________


Commission file number 1-475


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   A. O. Smith Profit Sharing Retirement Plan



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             A. O. Smith Corporation
                              11270 West Park Place
                               Milwaukee, WI 53224

                              REQUIRED INFORMATION



1.     Not Applicable.

2.     Not Applicable.

3.     Not Applicable.

4. The A. O. Smith Profit Sharing Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits
--------

23.1  Consent of Independent Auditors

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    A. O. Smith Profit Sharing Retirement Plan



Date:      06/25/1999               By:  /s/Duane R. Carlson
                                    Duane R. Carlson
                                    Manager Pension and Savings Plan

                                    CONTENTS




A. O. Smith Profit Sharing Retirement Plan:



Independent Auditors' Report
----------------------------


Financial Statements
--------------------

  Statement of Net Assets Available for Benefits                       1

  Statement of Changes in Net Assets Available for Benefits            2

  Notes to Financial Statements                                     3-12


Supplementary Information
-------------------------

  A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA
  Section 406 and for which there is no statutory or administrative exemption.

                          INDEPENDENT AUDITORS' REPORT


Benefits Committee
A. O. Smith Profit Sharing
  Retirement Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the A. O. Smith Profit Sharing Retirement Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, of the A. O. Smith Profit Sharing Retirement Plan as of December 31, 1998 and 1997, and for the years then ended present fairly, in all material respects, the net assets available for benefits of the A. O. Smith Profit Sharing Retirement Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.








June 24, 1999                           REILLY, PENNER & BENTON LLP
Milwaukee, Wisconsin

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                          December 31,
                                                 -------------------------------
Assets:                                              1998             1997
                                                 --------------  ---------------

    Investment in A. O. Smith Master
      Trust at fair value (Notes 2 and 3)        $ 174,643,787    $ 153,090,013
    Participant loans at estimated fair value        3,113,126        2,518,338
                                                 --------------  ---------------
           Total                                   177,756,913      155,608,351

    Receivables:
      Interest income                                   19,494           94,200
      Company contribution                           3,495,846        3,512,891
      Participant contribution                         173,362                -
                                                 --------------  ---------------

         Total receivables                           3,688,702        3,607,091
                                                 --------------  ---------------

           Total Assets                            181,445,615      159,215,442

Liabilities:

    Due to broker for securities purchased             221,370           76,073
                                                 --------------  ---------------

Net assets available for benefits                $ 181,224,245    $ 159,139,369
                                                 ==============  ===============




            The accompanying notes to the financial statements are an
                        integral part of this statement.

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                      Years ended December 31
                                                   -------------------------------
Increases:                                             1998             1997
                                                   --------------   --------------
    Investment in A. O. Smith Master
      Trust at fair value:
         Net investment income                     $   1,260,859    $   2,483,372
         Realized gain on investment transactions     20,939,144       33,671,864
         Unrealized appreciation
           (depreciation) on investments               4,472,555       (2,049,251)
                                                   --------------   --------------
               Total                                  26,672,558       34,105,985

    Interest income from participant loans               182,271          290,009
                                                   --------------   --------------

         Total investment income                      26,854,829       34,395,994

    Contributions:
      Company                                          3,495,846        3,512,891
      Participants                                     5,096,618        5,596,596
      Rollovers                                          255,310        1,286,032
                                                   --------------   --------------
         Total contributions                           8,847,774       10,395,519

Total increases                                       35,702,603       44,791,513

Decreases:
    Benefit and withdrawal payments                   14,102,221       14,249,182
                                                   --------------   --------------
      Net increase before transfers                   21,600,382       30,542,331

    Transfers from (to) other plans                      484,494      (53,337,450)
                                                   --------------   --------------

      Increase (decrease) in net assets
         available for benefits                       22,084,876      (22,795,119)

Net assets available for benefits:
    Beginning of the year                            159,139,369      181,934,488
                                                   --------------   --------------
      End of the year                              $ 181,224,245    $ 159,139,369
                                                   ==============   ==============




            The accompanying notes to the financial statements are an
                        integral part of this statement.

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


1.   Basis of presentation and significant accounting policies

     General - The A. O. Smith Profit Sharing Retirement Plan was established in 1956 to cover salaried or commissioned nonunion employees of the A. O. Smith Corporation, its subsidiaries and affiliates. Employees are eligible to participate in the Plan if they are scheduled to complete 1,000 hours of service in a Plan year. Employees elect to participate by designating a portion of their salary to be contributed to an account maintained on behalf of the participant.

     Investment valuation - All of the Plan's investments are invested in the A.
     O. Smith Profit Sharing Retirement Master Trust (Master Trust) (Note 2) which are valued at their market price. The financial statements of the Master Trust are presented separately and are incorporated by reference to the financial statements of this Plan. The investment in the A. O. Smith Stable Asset Income Fund is valued at the redemption price established by the trustee. Participant loans receivable are valued at cost which approximates fair value.

     Contributions and benefit and withdrawal payments - The Plan is a defined contribution plan to which participants may make contributions of not less than 1% or more than 16% of their compensation. The Plan provides for all participant contributions to be made with tax-deferred dollars under
     Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant's current wages for federal income tax purposes. The Internal Revenue Code has set a maximum of $10,000 and $9,500 for tax-deferred contributions that may be excluded for any individual participant in 1998 and 1997, respectively. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

     Contributions from participants are recorded when A. O. Smith Corporation (the Company) makes payroll deductions from Plan participants. Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

     For each $1.00 of 401(k) Tax-Deferred contributions, up to 6% of a participant's salary, the Company guarantees a contribution of $.35. Additional Company contributions in excess of $.35 will be based on the Company's return on net worth. The additional Company matching contribution amount is $.05 times the return on net worth between 5% and 10%, plus $.10 times the return on net worth in excess of 10% up to a maximum of 18%. Therefore, the guaranteed and additional contributions can combine for a maximum Company contribution of $1.40 of participant contributions up to 6% of salary.

     Vesting - Participants of the Plan are 0% vested in employer contributions with less than two years of participation, 40% vested after two years, 60% after three years, 80% after four years and fully vested after five years of participation. Participants are always fully vested in their own contributions.

     A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:

     a.   Semi-monthly for participant's contributions.

     b.   Annually for Company contributions.

     c. Daily for a proportionate share of increases and decreases in the fair value of Plan assets.

     d. The accounts are periodically adjusted for forfeitures which are reallocated to participants in the same manner as if they were a Company matching contribution for the Plan year.

     e. Daily for benefit and withdrawal payments which consist of the following:

          i. Upon retirement, death, disability, or termination of employment resulting from permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. One withdrawal of this type is allowed per calendar year, up to age 70 1/2. At 70 1/2 an account distribution election must be made.

          ii. Upon termination of employment for other reasons, the balance in the separate account (reduced for nonvested Company contributions and growth thereon based on years of service) may be paid in a lump sum.

          iii.An active participant age 59 1/2 or older may withdraw the balance in the separate account. The balance in the separate account is paid to the participant in a lump sum.

          iv. A participant may withdraw all or any portion of the principal balance attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions and earnings may also be withdrawn if the participant has five full years of employment with the Company.

          v. A participant may withdraw at any time any amount attributable to participant contributions and growth to purchase, prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-secondary education and unreimbursed medical expenses). Withdrawals may not include earnings on 401(k) contributions posted to a participant's account after 1988.

          vi. No lump sum cash distribution in excess of $5,000 will be made without the consent of the participant.

     f.   Daily for investment allocation changes made by participants.

     Participants should refer to the Plan document for a more complete description of the Plan's provisions.


     Realized gains and losses - The realized gains and losses recognized on the financial statements are calculated by comparing the sales proceeds to the original cost of the investment as prescribed by generally accepted accounting principles. The realized gains and losses recognized in the Form 5500 (annual federal filing) are recalculated by comparing the sales proceeds to the value of the investment at the beginning of the plan year. If the investment is purchased in the same year as the sale, the gain or loss is calculated by comparing the sales proceeds to the purchase price.


2.   A. O. Smith Profit Sharing Retirement Master Trust

     The Plan assets are held in the A. O. Smith Profit Sharing Retirement Master Trust at the Marshall and Ilsley Trust Company. The Plan offers eight investment vehicles in which participants may invest their account balances. The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. The defined contribution plans participating in the Master Trust at December 31, 1998, are the A. O. Smith Profit Sharing Retirement Plan and the A. O. Smith Corporation Savings Plan.

Significant information related to the investments in the Master Trust as of and for the year ended December 31, 1998, is as follows:




                                                          December 31,                1998                1998 Change
                                                          1998 Balance               Income                in Value
                                                      ---------------------    -------------------   ----------------------

     a.  Registered Investment Company Mutual Funds:
           American EuroPacific
               Growth Fund                                 $   3,143,960           $    483,112             $   (164,779)
           * Firstar Growth and Income
               Fund                                           24,928,210              4,805,025                3,724,128
           Fidelity Aggressive Equity
               Portfolio                                      54,809,424             13,350,136                6,005,498
           Vanguard Institutional Index
               Trust Fund                                     22,594,131              4,849,448                6,801,280
           Vanguard Fixed Income
               Short-term Corp. Fund                           3,934,366                217,164                1,030,319

           American Balanced Fund                              9,752,324                954,398                  917,960
                                                      ---------------------    -------------------   ----------------------

               Subtotal                                      119,162,415             24,659,283               18,314,406
                                                      ---------------------    -------------------   ----------------------

     b. Common/Collective Trusts:

           A. O. Smith Stock Fund                              3,204,849               (553,467)                 740,063
           A. O. Smith Stable Asset
               Income Fund                                    60,173,052              3,050,555               29,558,769
                                                      ---------------------    -------------------   ----------------------

               Subtotal                                       63,377,901              2,497,088               30,298,832
                                                      ---------------------    -------------------   ----------------------

     c.    Short-term, High quality
            liquid securities:

           A. O. Smith Income Fund                                     -                269,178              (21,267,664)
                                                      ---------------------    -------------------   ----------------------

     d.  Cash                                                    (66,066)                     -                  (66,066)
                                                      ---------------------    -------------------   ----------------------

               Total                                       $ 182,474,250           $ 27,425,549             $ 27,279,508
                                                      =====================    ===================   ======================




* Portico Growth & Income Fund became Firstar Growth & Income Fund during 1998.

     Significant information related to the investments in the Master Trust as of and for the year ended December 31, 1997, is as follows:




                                                        December 31,                1997                1997 Change
                                                        1997 Balance               Income                in Value
                                                    ---------------------    -------------------   ----------------------

     a.  Registered Investment Company Mutual Funds:
           American EuroPacific
               Growth Fund                                  $  3,308,738            $   573,595            $  (3,791,930)
           Firstar Growth and Income
               Fund                                           21,204,082              6,717,437               (8,843,942)
           Fidelity Aggressive Equity
               Portfolio                                      48,803,925             16,690,296              (47,408,098)
           Vanguard Institutional Index
               Trust Fund                                     15,792,851              4,887,792               (5,881,172)
           Vanguard Fixed Income Short-
               term Corp. Fund                                 2,904,048                258,695               (4,536,895)

           American Balanced Fund                              8,834,364              1,938,404               (7,312,409)
                                                    ---------------------    -------------------   ----------------------

               Subtotal                                      100,848,008             31,066,219              (77,774,446)
                                                    ---------------------    -------------------   ----------------------

     b. Common/Collective Trusts:

           A. O. Smith Stock Fund                              2,464,786                698,209                1,415,710
           A. O. Smith Stable Asset
               Income Fund                                    30,614,283              1,957,453              (19,415,303)
                                                    ---------------------    -------------------   ----------------------

               Subtotal                                       33,079,069              2,655,662              (17,999,593)
                                                    ---------------------    -------------------   ----------------------

     c.    Short-term, High quality
             liquid securities:

           A. O. Smith Income Fund                            21,267,665              1,554,005              (41,034,025)
                                                    ---------------------    -------------------   ----------------------

     d.  Cash                                                     18,200                      -                   18,200
                                                    ---------------------    -------------------   ----------------------

               Total                                        $155,212,942            $35,275,886            $(136,789,864)
                                                    =====================    ===================   ======================




     At December 31, 1998 and 1997, the Plan was allocated 95.701% and 98.632%, respectively, of the Master Trust assets.

3.   Investments

     Investments held by the Plan at December 31, are as follows:



                                                         1998                                            1997
                                      --------------------------------------------   --------------------------------------------
                                                                     Fair                                           Fair
                                             Cost                   Value                    Cost                  Value
                                      --------------------   ---------------------   ---------------------  ---------------------
Investments:
    A. O. Smith Profit Sharing
    Retirement Master Trust:
      Cash                                  $     (49,218)          $     (49,218)          $      15,086          $      15,086

      American EuroPacific
        Growth Fund                             3,006,103               3,127,368               3,349,632              3,297,575

      A. O. Smith Stock Fund                    3,332,591               3,204,849               2,088,401              2,464,786

      A. O. Smith Income Fund                           -                       -              19,703,210             19,703,210 (1)

      * Portico Growth and
        Income Fund                            20,395,692              24,647,005 (1)          16,158,520             21,063,483 (1)

      Fidelity Aggressive
        Equity Portfolio                       33,768,100              53,470,170 (1)          32,663,677             48,600,401 (1)

      Vanguard Institutional
        Index Trust Fund                       16,256,965              20,901,926 (1)          12,342,664             15,704,496 (1)

      Vanguard Fixed Income
        Short-Term Corp. Fund                   3,883,144               3,890,406               2,880,398              2,900,137

      American Balanced Fund                    8,848,245               8,955,555 (1)           8,465,120              8,780,279 (1)

      A. O. Smith Stable
        Asset Income Fund                      53,791,788              56,495,726 (1)          28,485,483             30,560,560 (1)
                                      --------------------   ---------------------   ---------------------  ---------------------

    Total                                   $ 143,233,410           $ 174,643,787           $ 126,152,191          $ 153,090,013
                                      ====================   =====================   =====================  =====================

(1) - Investments representing at least 5% of the net assets available for benefits.


* Portico Growth & Income became Firstar Growth & Income during 1998.

     During 1998 and 1997, the Plan's investments appreciated (depreciated) in fair value by $4,472,555 and ($2,049,251), respectively as follows:




                                                                            1998                    1997
                                                                     --------------------    -------------------
     Investments:
         A. O. Smith Profit Sharing
            Retirement Master Trust:

                American EuroPacific Growth Fund                             $   173,322           $   (301,107)

                A. O. Smith Stock Fund                                          (504,126)               313,180

                A. O. Smith Income Fund                                                -                      -

                * Portico Growth and Income Fund                                (653,650)             1,778,512

                Fidelity Aggressive Equity Portfolio                           3,765,346             (4,419,766)

                Vanguard Institutional Index Trust Fund                        1,283,129                858,203

                Vanguard Fixed Income Short-Term
                    Corp. Fund                                                   (12,477)                 5,461

                American Balanced Fund                                          (207,849)               (14,611)

                A. O. Smith Stable Asset Income Fund                             628,860               (269,123)
                                                                     --------------------    -------------------

                       Total                                                 $ 4,472,555           $ (2,049,251)
                                                                     ====================    ===================



* Portico Growth & Income became Firstar Growth & Income during 1998.

The Plan provides that contributions to the Plan will be invested in certain individual programs as directed by each participant. Amounts included in net assets and changes in net assets in the accompanying financial statements by investment programs at December 31, are as follows:



                                                                                1998
                                      -----------------------------------------------------------------------------------------
                                          Investment                                                            Benefits
                                            at Fair               Investment                                     Paid to
                                             Value                  Income             Contributions          Participants
                                      --------------------   --------------------   --------------------  ---------------------

Cash                                      $     (49,218)          $          -           $           -        $            -
American EuroPacific
   Growth Fund                                3,127,368                482,423                 189,683               253,817

A. O. Smith Stock Fund                        3,204,849               (553,467)                277,223                73,751

Vanguard Fixed Income
   Short-term Corp. Fund                      3,890,406                216,358                 167,740               193,184

Fidelity Aggressive
   Equity Portfolio                          53,470,170             13,171,411               2,543,480             3,888,932

A. O. Smith Stable
   Asset Income Fund                         56,495,726              2,921,622               1,862,533             5,968,503

Vanguard Institutional
   Index Trust Fund                          20,901,926              4,647,343               1,003,064             1,461,287

A. O. Smith Income Fund                               -                280,150               1,104,132               652,870

American Balanced Fund                        8,955,555                920,373                 484,094               227,852

* Firstar Growth and
     Income Fund                             24,647,005              4,768,616               1,215,825             1,382,025
                                      --------------------   --------------------   --------------------  ---------------------

Total                                     $ 174,643,787           $ 26,854,829           $   8,847,774        $   14,102,221
                                      ====================   ====================   ====================  =====================


* Portico Growth & Income Fund became Firstar Growth & Income Fund during
1998.



                                                                                1997
                                      -----------------------------------------------------------------------------------------
                                          Investment                                                            Benefits
                                            at Fair           Investment Income                                 Paid to
                                             Value                                     Contributions          Participants
                                      --------------------   --------------------   --------------------  ---------------------

Cash                                     $       15,086          $           -           $          -         $            -

American EuroPacific
   Growth Fund                                3,297,575                557,578                244,934                326,806

A. O. Smith Stock Fund                        2,464,786                698,209                192,129                 65,441

Vanguard Fixed Income
   Short-term Corp. Fund                      2,900,137                251,680                183,497                570,706

Fidelity Aggressive
   Equity Portfolio                          48,600,401             16,309,168              3,198,871              3,833,643

A. O. Smith Stable
   Asset Income Fund                         30,560,560              1,941,677              1,439,489              3,822,278

Vanguard Institutional
   Index Trust Fund                          15,704,496              4,798,346              1,023,585                560,106

A. O. Smith Income Fund                      19,703,210              1,372,228              2,258,541              2,651,060

American Balanced Fund                        8,780,279              1,868,376                604,442                897,757

Portico Growth and
   Income Fund                               21,063,483              6,598,732              1,250,031              1,521,385
                                      --------------------   --------------------   --------------------  ---------------------

Total                                     $ 153,090,013          $  34,395,994           $ 10,395,519         $   14,249,182
                                      ====================   ====================   ====================  =====================


4.   Income tax status

     The Plan obtained its latest determination letter on April 27, 1995, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5.   Plan termination

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate account.


6.   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


7.   Sale of a major division

     On April 18, 1997, A. O. Smith Corporation sold its Automotive Products Company to Tower Automotive. All account balances of the Automotive Products Company employees, which had been previously invested in the A. O. Smith Profit Sharing Retirement Master Trust, including in addition all accounts of the A. O. Smith Employee Savings Plan, the A. O. Smith Employee 401(k) Savings Plan, and the A. O. Smith Saving and Investment Plan, were transferred to Tower Automotive's defined contribution plan by September 30, 1997.


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